ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062


06015211

File No. 82-5139
July 10, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.,
Washington, D.C. 20549
U.S.A.

SUPPL

Cybird Co., Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Cybird Co., Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Press release dated June 1, 2006 entitled "Notice regarding Details of Granting of Stock Options (Stock Acquisition Rights)";

2. Press release dated June 9, 2006 entitled "Notice of Revisions in 'Results of Operations (Consolidated and Non-Consolidated) for Fiscal Year Ended March 31, 2006' and 'Notice of Revisions in Results of Operations (Consolidated and Non-Consolidated) for Interim Period and Results of Operations for Third Quarter (Consolidated) for Fiscal Year Ended March 31, 2006'";

3. Press release dated June 9, 2006 entitled "Notice of Partial Revisions to 'Notification of Amendment (Partial) of the Articles of Incorporation'";

4. Notice of Convocation of the 8th Ordinary General Shareholders Meeting dated June 14, 2006;

5. Press release dated June 19, 2006 entitled "Notice regarding Investment to U.S. Subsidiary CYB INVESTMENT INC."; and

6. Business Report during Fiscal Year 2005 (8th Fiscal Year).

If you have any questions or requests for additional information, please do not hesitate to contact Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813- 6888-1182, facsimile +813- 6888-3182).

dlw 7/18

Please kindly acknowledge your receipt of this letter by stamping and returning the enclosed copy in the self-addressed, stamped envelop provided for your convenience.

Very truly yours,



Hironori Shibata

Enclosure





URL : http://www.cybird.co.jp/english/investor/

News Release

June 1, 2006

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

Notice regarding Details of Granting of Stock Options (Stock Acquisition Rights)

Tokyo, Japan, June 1, 2006 — CYBIRD Co., Ltd. announced conditions for exercise of stock options on May 25, 2006. Among those items, amount to be paid upon the exercise of stock options, total amount of common shares of CYBIRD issued or transferred on exercise of stock options, and amount by which capital is increased are fixed today. They are as follows.

1. Issue Date: June 1, 2006

2. Amount to be paid upon the exercise of stock options:

   Per stock option—¥156,900
   (The exercise price: per share—¥156,900)

   The total amount was calculated by multiplying the exercise price, which was determined based on the average closing price (¥156,900) of each business day (Except for days when no trading of CYBIRD stock occurred.) during the month of May 2006, by the number of shares (1 share) to be issued on exercise of the options.

   The exercise price was determined based on the average closing price of each business day (Except for days when no trading of CYBIRD stock occurred.) of common stock of CYBIRD announced by Jasdaq Securities Exchange, Inc. on the issue date (June 1, 2006) during the month of May 2006, due to the closing price on the day that the options were granted was lower than the average closing price (¥156,900).

3. Aggregate amount of issue price of the shares to be issued upon the exercise of stock options: ¥31,380,000

4. Amount of the share issue price to be booked to paid-in capital upon issue of common stock based on exercise of stock option: ¥78,450 per share

Reference

(1) Date of the board of directors meeting to decide resolutions at Regular General Shareholder's Meeting: May 25, 2005
(2) Date of Regular General Shareholders' meeting: June 29, 2005
(3) Exercise period of subscription rights: From September 1, 2007 to August 31, 2013

(End of document)

File No.82-5139





URL: http://www.cybird.co.jp/english/investor/

News Release

June 9, 2006

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

Notice of Revisions in 'Results of Operations (Consolidated and Non-Consolidated) for Fiscal Year Ended March 31, 2006' and 'Notice of Revisions in Results of Operations (Consolidated and Non-Consolidated) for Interim Period and Results of Operations for Third Quarter (Consolidated) for Fiscal Year Ended March 31, 2006'

Tokyo, Japan, June 9, 2006 — CYBIRD Co., Ltd. announced partial revisions in Results of Operations (Consolidated and Non-Consolidated) for Fiscal Year Ended March 31, 2006 and 'Notice of Revisions in Results of Operations (Consolidated and Non-Consolidated) for Interim Period and Results of Operations for Third Quarter (Consolidated) for Fiscal Year Ended March 31, 2006' announced on May 25, 2006. Details are as follows.

1. Revisions of Results of Operations (Consolidated) for Fiscal Year Ended March 31, 2006

(1) Place of Revisions

Places of revisions are underlined____on relevant pages (■).

(2) Facts of Rivision

■Results of Operation (Consolidated), Fiscal Year ended March 31, 2006

1. Results of Operation, Fiscal Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)

(1) Consolidated Results of Operation

(Before) (Unit: millions of yen, round down)

	Net Income	Earnings per Share	Earnings per Share (Fully diluted)	ROE	ROA	Ordinary Income Margin
	Millions of yen (%)	Yen	Yen	%	%	%
FY ended March 31, 2006	-143 (-)	-639.97	-	<u>-1.2</u>	0.2	0.2
FY ended March 31, 2005	1,519 (661.7)	7,435.47	7,368.04	20.8	7.0	5.8

(After) (Unit: millions of yen, round down)

	Net Income	Earnings per Share	Earnings per Share (Fully diluted)	ROE	ROA	Ordinary Income Margin
	Millions of yen (%)	Yen	Yen	%	%	%
FY ended March 31, 2006	-143 (-)	-639.97	-	<u>-1.4</u>	0.2	0.2
FY ended March 31, 2005	1,519 (661.7)	7,435.47	7,368.04	20.8	7.0	5.8

■Results of Operation (Consolidated) Annual and Fourth Quarter, Fiscal Year ended March 31, 2006 (Page 10)

(Before)

(Annual)

(Unit: Millions of yen, Round down)

	Net Sales	Ordinary Income	Net Income	Earnings per Share (yen)	ROE (%)	EBITDA
FY ended March 31, 2006	15,089	35	(143)	(639)	(1.2)	(6)
FY ended March 31, 2005	12,488	721	1,519	7,435	20.8	1,028
Change	2,600	(685)	(1,663)	(8,075)	(21.9) points	(1,035)

(Quarter)

(Unit: Millions of yen, Round down)

	Net Sales	Ordinary Income	Net Income	Earnings per Share (yen)	ROE (%)	EBITDA
4th Quarter, FY ended March 31, 2006	4,445	(149)	(272)	(1,181)	(1.6)	43
4th Quarter, FY ended March 31, 2005	3,364	327	164	800	2.0	408
Change	1,081	(477)	(436)	(1,981)	(3.7) points	(365)

(After)

(Annual)

(Unit: Millions of yen, Round down)

	Net Sales	Ordinary Income	Net Income	Earnings per Share (yen)	ROE (%)	EBITDA
FY ended March 31, 2006	15,089	35	(143)	(639)	(1.4)	931
FY ended March 31, 2005	12,488	721	1,519	7,435	20.8	1,057
Change	2,600	(685)	(1,663)	(8,075)	(22.2) points	(125)

(Quarter)

(Unit: Millions of yen, Round down)

	Net Sales	Ordinary Income	Net Income	Earnings per Share (yen)	ROE (%)	EBITDA
4th Quarter, FY ended March 31, 2006	4,445	(149)	(272)	(1,181)	(8.8)	788
4th Quarter, FY ended March 31, 2005	3,364	327	164	800	8.2	408
Change	1,081	(477)	(436)	(1,981)	(16.9) points	(379)

■Results of Operation (Consolidated) Annual and Fourth Quarter, Fiscal Year ended March 31, 2006 (Page 18)

5. Consolidated Financial Statements

5-1 Consolidated Balance Sheet

(Before)

(Unit: Thousands of yen, Round down)

	March 31, 2006		March 31, 2005		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Shareholders' Equity:						
(snip)						
IV Unrealized gain in available-for-sale securities	2,829	0.0	(156,630)	(1.3)	(159,459)	(101.8)
V Foreign currency translation adjustments	10,592	0.0	-	-	-	-
Total shareholders' equity	12,424,378	65.5	8,098,249	67.1	4,326,129	53.4

(After)

(Unit: Thousands of yen, Round down)

	March 31, 2006		March 31, 2005		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Shareholders' Equity:						
(snip)						
IV Unrealized gain in available-for-sale securities	2,829	0.0	(156,630)	(1.3)	159,459	-
V Foreign currency translation adjustments	10,592	0.0	-	-	10,592	-
Total shareholders' equity	12,424,378	65.5	8,098,249	67.1	4,326,129	53.4

■Results of Operation (Consolidated) Annual and Fourth Quarter, Fiscal Year ended March 31, 2006 (Page 19)

5-2 Consolidated Income Statements

(Before)

(Unit: Thousands of yen, Round down)

	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)		FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Non-operating income	352,936	2.3	26,975	0.2	337,749	-
(snip)						
Non-operating expenses	69,863	0.5	23,837	0.2	57,814	242.5
(snip)						

(After)

(Unit: Thousands of yen, Round down)

	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)		FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Non-operating income	352,936	2.3	26,975	0.2	325,961	-
(snip)						
Non-operating expenses	69,863	0.5	23,837	0.2	46,025	193.1
(snip)						

■Results of Operation (Consolidated) Annual and Fourth Quarter, Fiscal Year ended March 31, 2006 (Page 22)

5-4 Consolidated Cash Flow Statements

(Before)

(Unit: Thousands of yen, Round down)

	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)	FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)
	thousands of yen	thousands of yen
Investing activities:		
(snip)		
Proceeds from sales of intangible fixed assets	974	-
(snip)		
Proceeds from investment securities	61	-
(snip)		
Others	47,071	650
Cash flow from investing activities	(4,919,438)	(1,029,315)

(After)

(Unit: Thousands of yen, Round down)

	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)	FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)
	thousands of yen	thousands of yen
Investing activities:		
(snip)		
Proceeds from sales of intangible fixed assets	-	-
(snip)		
Proceeds from investment securities	75,049	-
(snip)		
Others	(26,942)	650
Cash flow from investing activities	(4,919,438)	(1,029,315)

■Results of Operation (Consolidated) Annual and Fourth Quarter, Fiscal Year ended March 31, 2006 (Page 31)

(Per Share Data)

(Before)

(Round down)

	FY ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	FY ended March 31, 2005 (from April 1, 2004 to March 31, 2005)
(snip)		
Additional number of common shares	24,520	1,870
(Stock options)	(1,020)	(1,870)
(snip)		

(After)

(Round down)

	FY ended March 31, 2006 (from April 1, 2005 to March 31, 2006)	FY ended March 31, 2005 (from April 1, 2004 to March 31, 2005)
(snip)		
Additional number of common shares	3,524	1,870
(Stock options)	(3,524)	(1,870)
(snip)		

■Results of Operation (Consolidated) Annual and Fourth Quarter, Fiscal Year ended March 31, 2006 (Page 36)

6. Consolidated Financial Statements

6-1 Consolidated Balance Sheet (Quarter)

(Before)

(Unit: Thousands of yen, Round down)

	March 31, 2006		March 31, 2005		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Shareholders' Equity:						
(snip)						
IV Unrealized gain in available-for-sale securities	2,829	0.0	(156,630)	(1.3)	(159,459)	(101.8)
VI Foreign currency translation adjustments	10,592	0.0	-	-	-	-
Total shareholders' equity	12,424,378	65.5	8,098,249	67.1	4,326,129	53.4

(After)

(Unit: Thousands of yen, Round down)

	March 31, 2006		March 31, 2005		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Shareholders' Equity:						
(snip)						
IV Unrealized gain in available-for-sale securities	2,829	0.0	(156,630)	(1.3)	159,459	-
V Foreign currency translation adjustments	10,592	0.0	-	-	10,592	-
Total shareholders' equity	12,424,378	65.5	8,098,249	67.1	4,326,129	53.4

■Results of Operation (Consolidated) Annual and Fourth Quarter, Fiscal Year ended March 31, 2006 (Page 37)

6-2 Consolidated Income Statements (Quarter)

(Before)

(Unit: Thousands of yen, Round down)

	4th Quarter, FY ended March 31, 2006 (From January 1, 2006 To March 31, 2006)		4th Quarter, FY ended March 31, 2005 (From January 1, 2005 To March 31, 2005)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Extraordinary profit	(22,142)	(0.5)	50,000	1.5	(72,142)	(144.2)
Extraordinary loss	278,155	6.2	135,225	4.0	142,929	105.7
Income Before Income (loss) Taxes and Minority Interests	(322,754)	(10.1)	242,489	7.2	(692,607)	(285.6)
Income Taxes	109,420	2.5	62,997	1.9	46,423	73.7
Prior year adjustments of income taxes	(248,796)	(5.6)	23,844	0.7	(239,838)	-
Gain (Loss) on minority interests	(38,439)	(0.9)	(8,957)	(0.3)	(62,283)	(261.2)
Net Income (Loss)	(272,303)	(6.1)	164,605	4.9	(436,908)	(265.4)

(After)

(Unit: Thousands of yen, Round down)

	4th Quarter, FY ended March 31, 2006 (From January 1, 2006 To March 31, 2006)		4th Quarter, FY ended March 31, 2005 (From January 1, 2005 To March 31, 2005)		Change	
	thousands of yen	%	thousands of yen	%	thousands of yen	%
Extraordinary profit	-	-	50,000	1.5	(50,000)	-
Extraordinary loss	300,297	6.8	135,225	4.0	165,071	122.1
Income Before Income (loss) Taxes and Minority Interests	(450,118)	(10.1)	242,489	7.2	(692,607)	-
Income Taxes	109,420	2.5	62,997	1.9	46,423	73.7
Prior year adjustments of income taxes	(248,796)	(5.6)	23,844	0.7	(272,640)	-
Gain (Loss) on minority interests	(38,439)	(0.9)	(8,957)	(0.3)	(29,481)	(329.1)
Net Income (Loss)	(272,303)	(6.1)	164,605	4.9	(436,908)	-

■Results of Operation (Consolidated) Annual and Fourth Quarter, Fiscal Year ended March 31, 2006 (Page 39)

6-4 Consolidated Cash Flow Statements (Quarter)

(Before)

(Unit: Thousands of yen, Round down)

	4th Quarter, FY ended March 31, 2006 (From January 1, 2006 To March 31, 2006)	4th Quarter, FY ended March 31, 2005 (From January 1, 2005 To March 31, 2005)
	thousands of yen	thousands of yen
Investing activities:		
(snip)		
Proceeds from intangible fixed assets	974	-
(snip)		
Proceeds from investment securities	61	-
(snip)		
Others	30,135	(2,701)
Cash flow from investing activities	92,973	(2,400,719)

(After)

(Unit: Thousands of yen, Round down)

	4th Quarter, FY ended March 31, 2006 (From January 1, 2006 To March 31, 2006)	4th Quarter, FY ended March 31, 2005 (From January 1, 2005 To March 31, 2005)
	thousands of yen	thousands of yen
Investing activities:		
(snip)		
Proceeds from intangible fixed assets	-	-
(snip)		
Proceeds from investment securities	75,049	-
(snip)		
Others	(43,878)	(2,701)
Cash flow from investing activities	92,973	(2,400,719)

■Results of Operation (Consolidated) Annual and Fourth Quarter, Fiscal Year ended March 31, 2006 (Page 46)

9-1 Risks Related to Mobile Content Business

(Before)

	4th Quarter, FY ended March 2005	1st Quarter, FY ending March 2006	2nd Quarter, FY ending March 2006	3rd Quarter, FY ending March 2006	4th Quarter, FY ended March 2006
NTT DoCoMo	44.4%	44.8%	42.2%	40.4%	41.1%
KDDI	11.6%	12.1%	11.8%	11.5%	11.5%
Vodafone	10.9%	10.6%	9.8%	9.2%	9.3%
Others	33.1%	32.5%	36.2%	38.9%	38.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

(After)

	4th Quarter, FY ended March 2005	1st Quarter, FY ending March 2006	2nd Quarter, FY ending March 2006	3rd Quarter, FY ending March 2006	4th Quarter, FY ended March 2006
NTT DoCoMo	44.4%	44.8%	42.2%	40.4%	38.2%
KDDI	11.6%	12.1%	11.8%	11.5%	10.8%
Vodafone	10.9%	10.6%	9.8%	9.2%	7.9%
Others	33.1%	32.5%	36.2%	38.9%	43.1%
Total	100.0%	100.0%	100.0%	100.0%	100.0%

2. Revisions of Results of Operation (Non-Consolidated), Fiscal Year ended March 31, 2006

(1) Place of Revisions

Places of revisions are underlined____on relevant pages (■).

(2) Facts of Rivision

■Results of Operation (Non-Consolidated), Fiscal Year ended March 31, 2006

1. Non-Consolidated Results of Operation, Fiscal Year ended March 31, 2006 (From April 1, 2005 to March 31, 2006)

(1) Results of Operation

(Before) (Round down)

	Net Income	Earnings per Share	Earnings per Share (Diluted)	ROE	ROA	Ordinary Profit Margin
	Millions of yen (%)	yen	yen	%	%	%
FY ended March 31, 2006	379 (-74.4)	1,693.20	1,666.99	3.6	4.3	6.0
FY ended March 31, 2005	1,482 (-)	7,251.78	7,186.02	20.2	8.3	6.6

(After) (Round down)

	Net Income	Earnings per Share	Earnings per Share (Diluted)	ROE	ROA	Ordinary Profit Margin
	Millions of yen (%)	yen	yen	%	%	%
FY ended March 31, 2006	379 (-74.4)	1,693.20	1,666.99	3.6	5.4	6.0
FY ended March 31, 2005	1,482 (-)	7,251.78	7,186.02	20.2	8.3	6.6

3. Revisions of 'Notice of Revisions in Results of Operations (Consolidated and Non-Consolidated) for Interim Period and Results of Operations for Third Quarter (Consolidated) for Fiscal Year Ended March 31, 2006'

(1) Place of Revisions

Places of revisions are underlined____on relevant pages (■).

(2) Facts of Rivision

■Page 14

2. Results of Operation, 3rd Quarter of FY ending March 31, 2006 (From October 1, 2005 to December 31, 2005)

(1) Consolidated Results of Operation

(Before) (Unit: millions of yen, round down)

	Ordinary Income	Net Income	Earnings per Share	Earnings per Share (Diluted)
	Millions of yen (%)	Millions of yen (%)	Yen	Yen
3Q, FY ending March 31, 2006	120 (-22.7)	19 (-94.0)	82.96	81.49

(After)

	Ordinary Income	Net Income	Earnings per Share	Earnings per Share (Diluted)
	Millions of yen (%)	Millions of yen (%)	Yen	Yen
3Q, FY ending March 31, 2006	120 (-22.7)	30 (-90.3)	133.28	130.93

■Page 15

3. Financial Condition and Results of Operations

3-3 Consolidated Business Results (Quarter)

(Before)

(Unit: Millions of yen, Round down)

	Ordinary Income	Net Income	Earnings per Share	ROE (Annualized, %)
3Q, FY ending March 31, 2006	120	19	82	0.99
Change	(35)	(299)	(1,468)	(15.20)

(After)

	Ordinary Income	Net Income	Earnings per Share	ROE (Annualized, %)
3Q, FY ending March 31, 2006	120	30	133	0.99
Change	(35)	(287)	(1,418)	(15.20)

■Page 16

4-2 Consolidated Income Statements (Quarter)

(Before)

(Unit: Thousands of yen, Round down)

	thousands of yen	%
Non-operating income	250,532	6.6
Ordinary Profit	120,865	3.2
Income Before Income Taxes and Minority Interests	142,823	3.7
Income Taxes	171,701	4.5
Net Income (Loss)	19,121	0.5

(After)

	thousands of yen	%
Non-operating income	250,532	6.6
Ordinary Profit	120,865	3.2
Income Before Income Taxes and Minority Interests	142,823	3.7
Income Taxes	160,000	4.2
Net Income (Loss)	30,722	0.8

4-3 Consolidated Statement of Shareholders' Equity (Quarter)

(Before)

(Unit: Thousands of yen, Round down)

	thousands of yen
Retained earnings:	
I Balance at the beginning of period	1,704,042
II Increase in retained earnings	
1. Net income (loss) for the quarter	19,121
III Balance at the end of period	1,723,163

(After)

	thousands of yen
Retained earnings:	
I Balance at the beginning of period	1,692,441
II Increase in retained earnings	
1. Net income (loss) for the quarter	30,722
III Balance at the end of period	1,723,163

■Page 18

8. Non-consolidated Financial Statements

8-2 Non-consolidated Income Statements (Quarter)

(Before) (Unit: Thousands of yen, Round down)

	thousands of yen	%
Non-operating income	306,883	9.9
Ordinary Profit	413,629	13.3
Income Before Income Taxes and Minority Interests	413,629	13.3
Income Taxes	170,767	5.5
Net Income (Loss)	242,861	7.8

(After)

	thousands of yen	%
Non-operating income	278,360	9.0
Ordinary Profit	385,106	12.4
Income Before Income Taxes and Minority Interests	385,106	12.4
Income Taxes	159,166	5.1
Net Income (Loss)	225,939	7.3

CYBIRD® RECEIVED JASDAQ

URL : http://www.cybird.co.jp/english/investor/

News Release

June 9, 2006

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

Notice of Partial Revisions to 'Notification of Amendment (Partial) of the Articles of Incorporation'

Tokyo, Japan, June 9, 2006— CYBIRD Co., Ltd. announced partial revisions of 'Notification of Amendment (Partial) of the Articles of Incorporation' announced on May 25, 2006. Details are as follows.

Revision Details
Only the articles which need revisions are excerpted

(Underlined parts are revised parts.)

Proposed Amendments (Before)	Proposed Amendments (After)
Article 15. (Right to request conversion of preferred shares) During a period determined by the board of directors by resolution at the time of the preferred share issue, preferred shareholders may request that the Company exchange their preferred shares for the number of common shares that may be obtained by dividing the purchase price of the preferred shares by the average closing price of the Company's common stock on the Jasdaq Securities Exchange, Inc. over 30 trading days commencing with the trading day 45 days before the day of the conversion (hereinafter referred to as the "Conversion Request Price"); provided, however, that the Conversion Request Price shall be calculated to one decimal point and rounded up. Should said Conversion Request Price exceed the ceiling or floor on the conversion price determined by the board of directors at the time of the preferred share issue, then it shall be number of common shares, which is obtained by dividing the price paid for the preferred shares by the ceiling or floor conversion price.	Article 15. (Right to request conversion of preferred shares) During a period determined by the board of directors by resolution at the time of the preferred share issue, preferred shareholders may request that the Company exchange their preferred shares for the number of common shares that may be obtained by dividing the purchase price of the preferred shares by the average closing price of the Company's common stock on the Jasdaq Securities Exchange, Inc. over 30 trading days commencing with the trading day 45 days before the day of the conversion (hereinafter referred to as the "Conversion Request Price"); provided, however, that the Conversion Request Price shall be calculated to one decimal point and rounded up. Should said Conversion Request Price exceed the ceiling or floor on the conversion price determined by the board of directors at the time of the preferred share issue, then it shall be granted the number of common shares, which is obtained by dividing the price paid for the preferred shares by the ceiling or floor conversion price.
Article 16.(Automatic Conversion of Preferred Shares) Preferred shares that have not been converted into common shares during the right to request conversion period as provided in the preceding Article, shall be converted automatically on a date decided by the board of directors following the last day of the right to request conversion period (hereinafter referred to as the "Automatic Conversions Date"). The preferred shares shall be converted to the number of common	Article 16.(Automatic Conversion of Preferred Shares) Preferred shares that have not been converted into common shares during the right to request conversion period as provided in the preceding Article, shall be converted automatically on a date decided by the board of directors following the last day of the right to request conversion period (hereinafter referred to as the "Automatic Conversions Date"). The preferred shares shall be converted to the number of common

shares, which is obtained by dividing the price paid for the preferred shares by the average closing price of the Company's common stock on Jasdaq Securities Exchange, Inc. over 30 trading days commencing with the trading day 45 days before the Automatic Conversion Date (hereinafter referred to as the "Automatic Conversion Price"); provided, however, that the Automatic Conversion Price shall be calculated to the first decimal place and rounded up, and should said Automatic Conversion Price exceed the ceiling or floor on the conversion price determined by the board of directors at the time of the preferred share issue, then it shall be the number of common shares, which is obtained by dividing the price paid for the preferred shares by the ceiling or floor conversion price.	shares, which is obtained by dividing the price paid for the preferred shares by the average closing price of the Company's common stock on Jasdaq Securities Exchange, Inc. over 30 trading days commencing with the trading day 45 days before the Automatic Conversion Date (hereinafter referred to as the "Automatic Conversion Price"); provided, however, that the Automatic Conversion Price shall be calculated to the first decimal place and rounded up, and should said Automatic Conversion Price exceed the ceiling or floor on the conversion price determined by the board of directors at the time of the preferred share issue, then it shall be granted the number of common shares, which is obtained by dividing the price paid for the preferred shares by the ceiling or floor conversion price.
Article 37. (Election of corporate auditors) Corporate auditors of the Company shall be elected by a majority of votes by shareholders at the general meeting of shareholders provided that the shareholders present account for one third or more of the total voting rights that can be cast.	Article 37. (Election of corporate auditors) Corporate auditors of the Company shall be elected by a majority of votes by shareholders at the general meeting of shareholders provided that the shareholders present account of shareholders for one third or more of the total voting rights that can be cast.
Article 39. (Standing corporate auditor) The board of corporate auditors shall appoint a standing corporate auditor by resolution.	Article 39. (Standing corporate auditor) The board of corporate auditors shall appoint a standing corporate auditor by resolution.

(End of document)

The following is an English translation of the "Notice of Convocation of the 8th General Shareholders Meeting" "Business Report" and their related documents. CYBIRD provides this translation for your reference and convenience only and without any warranty as to its accuracy or otherwise.

June 14, 2006

To : Shareholders

Kazutomo Robert Hori
Chairman and CEO
CYBIRD Co., Ltd.
6-10-1, Roppongi Minato-ku, Tokyo

Notice of Convocation of the 8th Ordinary General Shareholders Meeting

You are hereby notified that the 8th Ordinary General Shareholders Meeting will be held as stated below. Your attendance is respectfully requested.

If you are unable to attend the meeting, you can vote by mail or by Internet. Please review the attached reference materials on the proposals to be made at the general shareholders meeting, and exercise your voting right by 6 p.m. on June 28, 2006 (Wednesday).

[Exercising voting right by mail]

Please indicate your approval or disapproval of the proposals on the enclosed document for the exercise of voting rights, then sign and return it such that it arrives before the time limit stated above..

[Exercising voting right by Internet]

Please access the voting site (http://www.evote.jp/) and exercise your voting rights before the time limit stated above.

1. **Date and Time:** 10:00 a.m. on Thursday, June 29, 2006
2. **Place:** Toranomon Pastoral, Annex 1F 'Hohou no-ma'
   4-1-1 Toranomon, Minato-ku, Tokyo
3. **Purpose of the Meeting:**

Matters to be reported:

1. The business report, consolidated balance sheet, consolidated profit and loss statement, balance sheet, and profit and loss statement for the 8th Term (April 1, 2005 to March 31, 2006)
2. The reports of the Independent Auditor and the Board of Corporate Auditors on the financial statements for the 8th Term (April 1, 2005 to March 31, 2006)

Matters to be resolved:

- **First Item** Approval of Appropriation of Retained Earnings
- **Second Item** Partial amendments of the Articles of Incorporation
- **Third Item** Partial amendments of the Articles of Incorporation in connection with the business integration with JIMOS CO., LTD.
- **Fourth Item** Approval of the Share Exchange Agreement with JIMOS CO., LTD.
- **Fifth Item** Approval of the Corporate Split Plan
- **Sixth Item** Election of 1 director
- **Seventh Item** Election of 2 directors in connection with the business integration with JIMOS CO., LTD.
- **Eighth Item** Election of 2 auditors in connection with the business integration with JIMOS CO., LTD.
- **Ninth Item** Election of independent certified public accountant
- **Tenth Item** Authorization of the Board of Directors to Decide Items Regarding the Free Distribution of Subscription Rights in Accordance with the Introduction of a New Takeover Prevention Plan

(Translation)

4. Procedure for Exercising Voting Rights

For the procedure for exercising voting rights, please refer to Pages 82 to 84 of the Japanese version of this document.

*When attending the meeting in person, you are kindly requested to submit the enclosed voting right exercise form to the receptionist at the place of the meeting.

(Translation)

Annual Business Report

(from April 1, 2005 to March 31, 2006)

1. Outline of Business

(1) Business Progress and Results

The number of mobile phone subscriptions in Japan reached 91.79 million at the end of March 2006. Of this amount, the proportion of Internet-enabled handset accounts was 86.9%. The number of third generation (3G) mobile phone subscriptions at the end of March 2006 totaled 49.20 million. Third generation services are expected to be the catalyst that accelerates growth of the mobile Internet market.

Stimulated by the growing rate of mobile phones, the content market expanded to ¥260.3 billion in 2004, and could grow to ¥370.6 billion by 2008. In calendar 2004, the mobile commerce market grew 45% compared to previous fiscal year, to ¥201.3 billion. Of that amount, the mobile shopping market, excluding ticket purchasing and auction fees, jumped 79% compared to previous fiscal year, to ¥96.9 billion.

The market other than paid content is expanding rapidly due to expected increase of opportunities for use by mobile phone users driven by the functional diversification of handsets (FeliCa-enabled, two dimensional bar code, fingerprint authentication, etc.) and by the shift to carriers' fixed packet charge, mobile number portability to be introduced during 2006 and commencement of one segment broadcasting.

(Source: The Telecommunications Carriers Association (TCA), Mobile Content Forum, Nomura Research Institute, Ltd. The Foundation for MultiMedia Communications (FMMC) prepared by CYBIRD)

In this business environment, business results of FY2005 of CYBIRD Group are following.

Revenue growth by the Mobile Content Business and by the mobile Web site development and operation activities of the Marketing Solution Business drove performance again in the fiscal year under review. Non-consolidated net sales totaled ¥12,731 million, increasing ¥1,009 million, or 8.6%, from the previous fiscal year. Consolidated net sales expanded ¥2,600 million, or 20.8%, to ¥15,089 million. In addition to non-consolidated growth factors, additions and changes in the consolidated subsidiaries of the Marketing Solution businesses and International business contributed to sales expansion. Both on Non-consolidated and Consolidated basis, net sales reached a record high.

On the other hand, non-consolidated ordinary income amounted to ¥763 million, declining ¥10 million, or 1.4% year on year primarily because of increases in the cost of sales and selling, general and administrative expense ratios. On a consolidated basis, ordinary income fell ¥685 million, or 95.0%, to ¥35 million. The large drop can be attributed to the losses of the consolidated subsidiaries of the Marketing Solution and International businesses.

Non-consolidated net income was ¥379 million, decreasing ¥1,102 million from the previous fiscal year. On a consolidated basis, the Company posted a loss of ¥143 million, down ¥1,663 million year on year. In part, these large declines in non-consolidated and consolidated figures and the consolidated loss were in reaction to the gain on sales of shares held in associate companies of about ¥1.8 billion recorded in the previous fiscal year.

As shown above, consolidated net sales reached a record high due to the strength of sales in the core Mobile Content Division and increase of consolidated subsidiaries, while postponed improvement in the performances of the customer support business and technology-related consolidated subsidiaries, an unexpected temporary loss of business by an overseas subsidiary and the losses posted by consolidated subsidiaries resulted in the a substantial decline in profits compared with the previous fiscal year.

Nevertheless, progress was made. During the fiscal year, domestic subsidiaries exited from unprofitable businesses or reorganized through the sale of crossholding shares. The core business of our overseas subsidiaries improved. Moreover, our new advertising business steadily built up its operations. Accordingly, we expect that in the current fiscal year, there will be improved performances by our new business and our subsidiaries to add to the growth of our core business.

For the implementation of the measures in its mid-term corporate strategy, we have business tie-ups with

various companies, such as bitWallet, Inc., operator of the "Edy" electronic money service; FUJI KYUKO CO., LTD.; PRONTO Corporation; E*Trade Securities Co., Ltd.; and SHINSEIDO CO., LTD. The use of our mobile services is contributing to these companies' acquisition of customers and the steady establishment of a customer base. On the other hand, while fulfilling our role as a mobile business partner with our business alliances, we are organizing the people using their services into an exclusive membership-based customer base, and steadily attracting customers who have the potential to also use our services.

We began providing various services, such as news of moving image, weather forecasts, stock market information, and fortune telling, to turn these new membership customers into stable, long-term customers. We have jointly launched a shopping site with our e-commerce business partner JIMOS CO., LTD. To develop mobile advertising products, we established PLUS MOBILE COMMMUNICATIONS, a joint venture between our advertising subsidiary cyber communications inc. and OPT Inc. The joint venture is already acquiring advertising clients and delivering e-mail advertising.

Furthermore, in its international business, CYBIRD established a local business base in North America by acquiring Airborne Entertainment Inc., a leading local content provider, and turning it into a subsidiary.

In October 2006, CYBIRD and its e-commerce business partner JIMOS plan to integrate their businesses based on shifting to a holding company organization. As a result, the two partners have agreed on the fusion of CYBIRD's strength in mobile communications with JIMOS's strength in human communications in order to pursue the "creation of a one to only one platform" that cannot be imitated by others as their mid-to-long term business vision. Taking advantage of the business integration, the two partners will aim to achieve business synergies, expand and diversify the business domain of the Group, achieve business efficiency through collective use of business resources, and increase profitability.

As previously announced on May 25, 2005, CYBIRD plans to pay an ordinary cash dividend of ¥167 per share.

CYBIRD places high priority on returning profits to shareholders. Our fundamental policy is to decide profit distribution based on an overall evaluation of business performance, financial position and the necessity of replenishing internal funds for future growth.

(2) Net Sales by Items

The following table shows the consolidated net sales by items for the CYBIRD Group compared with the previous fiscal year.

	Fiscal year ended March 31, 2006 (The 8th term)		Fiscal year ended March 31, 2005 (The 7th term)		Change	
	Million yen	%	Million yen	%	Million yen	%
Mobile Content Business	10,808	71.6	9,376	75.1	1,432	15.3
Marketing Solution Business	3,074	20.4	2,595	20.8	478	18.4
E-Commerce Business	253	1.7	478	3.8	(224)	(47.0)
Advertising Business	67	0.4	-	-	67	-
International Business	885	5.9	37	0.3	847	2,270.8
Total	15,089	100.0	12,488	100.0	2,600	20.8

Note: CYBIRD changed its business segments to five new segments specified above from this fiscal year.

Major Issues to be dealt with by the Group

As a company that has achieved rapid growth amid the highly fluctuating conditions in the mobile Internet industry, we see the following issues as the keys to further growth.

a) Realizing the goals of the Mid-term Corporate Strategy

We promote mid-term corporate strategy and set our basic strategy to become a "situation marketing" company and develop our platform business to realize it. To help realize those goals, we have made an analysis, evaluation, and review of our portfolio of businesses. Specifically, we now plan to expand the

earning power of our existing Mobile Content and Marketing Solution businesses by strengthening their competitiveness. In addition, we intend to undertake full-scale development of new advertising and e-commerce businesses. In our International Business, we plan to establish a firm business base, chiefly through M&A, to support further expansion of our businesses.

b) Strengthening internal control systems that support growth

We are taking various steps to strengthen our internal control systems. Some of the measures include establishing a well-defined decision-making system based on financial indicators, strengthening of the system for executive officers, establishing some kinds of committee, ensuring smooth operation of our new personnel system, increasing management control over affiliate companies, strengthening management system for personal data protection and strengthening risk control and compliance.

(3) Financing by the Group

In June 2005, CYBIRD made a third-party allotment to RECRUIT Co., Ltd., issuing 23,500 shares and raising a total of ¥4,252 million (offering price per share ¥180,962).

The Company raised ¥2 million from the exercise of stock options as provided for in Article 280.19.1 of the former Commercial Code (offering price per share ¥55,556) and ¥113 million from the exercise of stock options as provided for in Article 280.20. 1 of the Commercial Code (offering prices per share ¥91,572 and 183,575).

The Company concluded account overdraft agreements with 4 banks with which it has a business relationship to efficiently raising working capital and to prepare for an advance to its subsidiary CYB INVESTMENT Inc. for its acquisition costs for Airborne Entertainment Inc.

(4) Capital Investment by the Group

During the fiscal year, the Company spent a total of ¥653 million on a consolidated basis for the development of software for content distribution, etc., and for the building of its internal information systems.

(5) Transition of Operating Result and State of Property of the Group and the Company

1. Trends in Group Performance and Assets

(Thousand yen)

	Fiscal year ended March 31, 2003 (The 5th term)	Fiscal year ended March 31, 2004 (The 6th term)	Fiscal year ended March 31, 2005 (The 7th term)	Fiscal year ended March 31, 2006 (The 8th term)
Net Sales	9,271,276	10,713,971	12,488,383	15,089,011
Ordinary Income	1,316,964	596,430	721,189	35,903
Net Income (Loss)	1,073,016	199,516	1,519,799	(143,607)
Earnings per Share(yen)	17,030	3,080	7,435	(639)
Total Assets	7,113,912	8,465,276	12,067,019	18,957,486
Net Assets	5,204,712	6,546,951	8,098,249	12,424,378

Notes: 1. CYBIRD conducted a 2-for-1 stock split on November 15, 2002 and a 3-for-1 on November 19, 2004. For the sake of easy comparison, earnings per share have been calculated as if the stock split occurred at the beginning of those fiscal years.

2. In the 5th term, firm growth in sales and proactive promotion of cost efficiency resulted in expansion in sales and profits as well as the elimination of accumulated losses.

3. In the 6th term, the start up of the Media Strategic Business and the relocation of the office resulted in an increase in cost of sales and in SG&A expenses as well as a recognition of an extraordinary loss. Consequently, ordinary profit and net income declined.

4. In the 7th term, net sales and ordinary income rose due to favorable growth in the number of subscribers supported by investments in new content and to a large increase in commissioned development revenues. Extraordinary gain on the sale of shares of a subsidiary resulted in a substantial increase in net income.

5. Business results for the 8th term are given in "(1) Business Progress and Results."

(Translation)

2. Trends Performance and Assets of the Company

(Thousand yen)

	Fiscal year ended March 31, 2003 (The 5th term)	Fiscal year ended March 31, 2004 (The 6th term)	Fiscal year ended March 31, 2005 (The 7th term)	Fiscal year ended March 31, 2006 (The 8th term)
Net Sales	8,721,314	9,491,957	11,721,788	12,731,139
Ordinary Income	1,259,589	449,044	774,185	763,545
Net Income	1,029,303	71,723	1,482,253	379,948
Earnings per Share(yen)	16,336	1,107	7,251	1,693
Total Assets	7,061,989	7,923,954	10,789,168	17,636,393
Net Assets	5,377,258	6,590,998	8,104,751	13,181,152

Notes: 1. CYBIRD conducted a 2-for-1 stock split on November 15, 2002 and a 3-for-1 on November 19, 2004. For the sake of easy comparison, earnings per share have been calculated as if the stock split occurred at the beginning of those fiscal years.

2. In the 5th term, firm growth in sales and proactive promotion of cost efficiency resulted in expansion in sales and profits as well as the elimination of accumulated losses.

3. In the 6th term, the start up of the Media Strategic Business and the relocation of the office resulted in an increase in cost of sales and in SG&A expenses as well as a recognition of an extraordinary loss. Consequently, ordinary profit and net income declined.

4. In the 7th term, net sales and ordinary income rose due to favorable growth in the number of subscribers supported by investments in new content and to a large increase in commissioned development revenues. Extraordinary gain on the sale of shares of a subsidiary resulted in a substantial increase in net income.

5. Business results for the 8th term are given in "(1) Business Progress and Results."

2. Company Outline (As of March 31, 2006)

(1) Major Business of the Group

1. Mobile Content Business

In this business, we supply pay content for Internet-enabled mobile phones via major Japanese wireless network operations.

2. Marketing Solution Business

In this business, we provide consulting services for mobile Internet businesses; planning, development and operation for mobile sites; and mobile-phone-based marketing solutions. In compensation for these services, we receive related fees.

3. E-Commerce Business

We operate an e-commerce business using the Internet and mobile phones.

4. Advertising Business

We target customers by groupings with e-mail advertising and develop, etc., mobile advertising products that use sites.

5. International Business

We are expanding our mobile content business overseas, primarily in Europe and North America through capital tie-ups with leading local content providers.

(Translation)

(2) Office of the Group

CYBIRD Co., Ltd.	Head Office	Minato-ku, Tokyo
AXISSOFT Corporation	Head Office	Toshima-ku, Tokyo
GiGAFLOPS Japan Inc.	Head Office	Minato-ku, Tokyo
PLUS MOBILE COMMUNICATIONS Co., Ltd	Head Office	Minato-ku, Tokyo
CYBIRD Investment Partners Inc.	Head Office	Minato-ku, Tokyo
CYBIRD Plus Mobile Fund Investment Business Limited Partnership	Main Office	Minato-ku, Tokyo
CYBIRD Mobilecasting Inc.	Head Office	Minato-ku, Tokyo
CYB INVESTMENT INC.	Head Office	Delaware, USA
Airborne Entertainment Inc.	Head Office	Quebec, Canada

(3) Shares

1. Total number of shares authorized to be issued by the Company: Common shares 799,988 shares; Preference shares 25,000 shares
2. Total number of shares issued: Common shares 230,767 shares; Preference shares - shares

Note: Additions to the number of shares during the fiscal year under review were as follows.

1. An additional 1,020 shares were issued upon exercise of stock options.
2. Increase of 23,500 shares based on the third-party allotment to RECRUIT Co., Ltd.

3. Number of Shareholders: 18,947

4. Principal Shareholders

Name	Shares Owned		Investment by CYBIRD in principal shareholder	
	shares	%of voting rights	shares	%of voting right
Kazutomo Robert Hori	26,854	11.63	–	–
RECRUIT Co., Ltd.	25,300	10.96	–	–
Omron Corporation	10,800	4.68	–	–
Yosuke Iwai	10,439	4.52	–	–
Raumuzu Co., Ltd.	7,543	3.26	–	–
Nippon Television Network Corporation	7,500	3.25	–	–
IMAGICA Corp.	7,050	3.05	–	–
Bayerische Vereinsbank AG customer account	7,000	3.03	–	–
Tomoo Tateishi	3,704	1.60	–	–
Daiwa Securities Co.,Ltd	3,120	1.35	–	–

Note: 1. Percentages are truncated at the third decimal place.
2. Calculated based on outstanding voting rights at March 31, 2006.

(4) Stock Options

1. Outstanding stock options

The date of resolution on issuance	June 27, 2002
The number of stock options	300
Stock type	Ordinary stock
The number of shares (Note)	900
Offering price	No charge

The date of resolution on issuance	June 27, 2003
The number of stock options	1,482
Stock type	Ordinary stock
The number of shares (Note)	4,446
Offering price	No charge

The date of resolution on issuance	June 29, 2004
The number of stock options	1,501
Stock type	Ordinary stock
The number of shares (Note)	4,503
Offering price	No charge

Note: 'The number of shares' was adjusted due to stock split implemented (1:3) on November 19, 2004.

Subscription rights for trust-type shareholders rights plan

The date of resolution on issuance	June 29, 2005
The number of stock options	530,000
Stock type	Ordinary stock
The number of shares (Note)	530,000
Offering price	No charge

(5) Employees of the Group (As of March 31, 2006)

1. Number of employees of the Group

Business	Number of employees (persons)	Increase from previous Fiscal year (persons)
Mobile Internet Related Business	618	121
Total	618	121

Note: 1. The increase in the number of employees can be attributed to the employment associated with the expansion of the business and addition of Airborne Entertainment Inc. to the scope of consolidation due to the acquisition of a substantial stake.

2. Number of employees of CYBIRD

Number of employees (persons)	Increase from previous Fiscal year (persons)	Average Age (years old)	Average Length of Service (years)
262	47	32.2	2.2

Note: 1.The above number of employees is for full-time employees and does not include staff that has been seconded to other companies but does include employees that have been seconded to CYBIRD.

2. The increase in the number of employees can be attributed to the employment associated with the expansion of the business.

(6) Business Integration

1. Principal Consolidated Subsidiaries

	Paid-in Capital or Amount Invested (thousand yen)	Percentage of voting right or ownership (%)	Main Business
AXISSOFT Corporation	639,400	40.8	Development of systems for and operation of Web sites, customer support services, and development of original products for Web systems.
GiGAFLOPS Japan Inc.	70,200	100.0	Services for operators of content sites aimed at Internet-enabled mobile phones, such as content creation and consulting
PLUS MOBILE COMMUNICATIONS Co., Ltd.	50,000	60.0	Targeting of customers with e-mail ads according to their grouping. Developing of mobile advertising products that use sites.
CYBIRD Investment Partners Inc.	175,000	100.0	Mobile Internet industry-related investment.

(Translation)

CYBIRD Plus Mobile Fund Investment Business Limited Partnership	625,000	40.0 (40.0)	Mobile Internet industry-related investment.
CYBIRD Mobilecasting Inc.	50,000	80.0	Video streaming services and advertising for mobile phones.
CYB INVESTMENT INC.	10,000USD	100.0	U.S. and Europe investment-related activities
Airborne Entertainment Inc.	28,432,394USD	85.0 (85.0)	Mobile content services in North America

(Note) Percentages of voting rights or ownership figures in parentheses indicate indirect ownership amounts.

2. Principal Affiliate Companies

Company	Paid-in Capital (thousand yen)	Percentage of voting right (%)	Main Business
JIMOS CO., LTD.	1,176,259	20.1	Direct marketing of cosmetics, health food products, etc.,; direct marketing consulting service; outsourcing contract services
DMOVE Co., Ltd.	79,500	48.7	Development of digital contents for mobile phones (text, images, audio, etc.)

3. Process of business integration

During the fiscal year, C&T Mobile Support Co., Ltd., was removed from the scope of consolidation due to the sale of its shares by the Company.

CYBIRD established PLUS MOBILE COMUNICATIONS Co., Ltd., on August 8, 2005.

The Company established CYBIRD Investment Partners Inc., on December 21, 2005.

The CYBIRD Plus Mobile Fund was established on February 20, 2006.

The Company formed CYBIRD Mobilecasting Inc. on December 22, 2005.

CYBIRD established CYB INVESTMENT INC. on June 23, 2005. On June 30, 2005, CYBIRD acquired Airborne Entertainment Inc. through CYB INVESTEMENT.

The Company acquired additional shares of JIMOS CO., LTD., and as of June 23, 2005, its percentage of ownership of voting rights exceeded 20%. As a result, JIMOS became an affiliate, accounted for by the equity method.

On March 14, 2006, CYBIRD and JIMOS concluded a basic agreement on integrating their business on an equal basis by transferring them to a holding company structure. Based on decisions by the board of directors of both companies, on May 15, 2006, the two companies signed an agreement to the effect that on October 1, 2006, JIMOS will become a wholly owned subsidiary of CYBIRD through an exchange of shares.

4. Results of Activities Affecting Consolidation

The principal subsidiaries included in consolidation were 8 subsidiaries stated in the table above. Two companies were accounted for as affiliates by the equity method. Consequently, consolidated net sales amounted to 15,089 million yen, up 20.8% year on year, and consolidated net loss was 143 million yen.

(7) Directors and Statutory Auditors

(as of March 31, 2006)

Title	Name	Charge / Principal Occupation
Chairman and CEO	Kazutomo Robert Hori	
President and COO	Tatsuya Kato	General Manager of Corporate Strategy Division
Executive Vice President	Tomosada Yoshikawa	In charge of Disclosure General Manager of Corporate Investment and Finance Division
Executive Vice President	Yosuke Iwai	General Manager of International Business Division

(Translation)

		President & CEO of CYB INVESTMENT INC.
Executive Vice President	Kenichiro Nakajima	General Manager of Business Development and HR Division President of CYBIRD Mobilecasting Inc.
Executive Vice President	Shin-ichiro Yamashita	General Manager of Legal & Corporate Affairs Division President of GiGAFLOPS Japan Inc.
Outside Director	Shogo Ikeuchi	Corporate Vice President of RECRUIT Co., Ltd.
Outside Director	Fujio Komura	President of JIMOS CO., LTD.
Outside Director	Hiroyuki Sawada	President of Booz Allen Hamilton Inc.
Corporate Auditor (Full Time)	Jun Utsumi	
Corporate Auditor	Masahisa Takeyama	Takeyama & Co.
Corporate Auditor	Tomomi Yatsu	New Tokyo International (law firm)

Note: 1.Director Shogo Ikeuchi, Fujio Komura and Hiroyuki Sawada are outside directors who fulfill the qualification requirements as provided for in Article 188.2.7.2 of the Commercial Code of Japan.

2. Statutory Auditors Jun Utsumi, Masahisa Takeyama and Tomomi Yatsu are outside corporate auditors who fulfill the qualification requirements as provided for in Article 18.1 of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha.

3. Personnel changes during the fiscal year under review

In the ordinary general shareholders meeting held on June 29, 2005, Shogo Ikeuchi, Fujio Komura and Hiroyuki Sawada were newly appointed directors of the Company.

At the same ordinary general shareholders meeting, Tetsuya Sanada and Fumio Nagase resigned thire positions as directors of the Company.

4. Furthermore, the following change was made in the title of members, effective April 1, 2006.

Name	New Title	Old Title
Kazutomo Robert Hori	Chairman and CEO	Chairman and CEO
Kenichiro Nakajima	Executive Vice President and CSO	Executive Vice President
Tatsuya Kato	Executive Vice President	President and COO
Toshiaki Kawata	President and COO	Vice President

(8) Amounts paid to directors and auditors

	Directors		Auditors		Total		Abstract
	# of person	Amounts in thousand yen	# of person	Amounts in thousand yen	# of person	Amounts in thousand yen	
Compensation based on Articles of Incorporation and resolutions of the shareholders meeting	6	227,400	3	19,548	9	246,948	(Note) 1.2
Directors' bonus by profit distribution	—	—	—	—	—	—	
Retirement bonus based on resolutions of the shareholders meeting	—	—	—	—	—	—	
Total		227,400		19,548		246,948	

Note: 1. Compensation approved by shareholders meeting according to the article 269.1.1 of the Commercial Code (¥400 million for directors as of June 29, 2005)

2. Compensation approved by shareholders meeting according to the article 279.1 of the Commercial Code (¥20

million for auditors as of October 13, 1999)

3. There were nine directors at the end of the fiscal year, three of whom received no compensation.

(9) Compensation Paid to the Certified Public Accounting Firm

	Compensation Amount
1. Total amount to be paid to the certified public accounting firm by the Company and its subsidiaries	22,800,000
2. Of the amount in 1. above, the amount due for services stipulated in Article 2, Paragraph 1 of the Certified Public Accountant Law.	22,800,000
3. Of the amount in 2. above, the amount due for services rendered as the certified public accounting firm of the Company.	17,800,000

Note: Under CYBIRD's contract with its certified public accounting firm, compensation for auditing services provided in accordance with the provisions of the Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha and those auditing services provided in accordance with the Securities and Exchange Law are not indicated separately, hence the amount in 3. of the table above is the total amount.

(10) Significant Subsequent Events after Fiscal Year Close

1. Share Exchange with JIMOS CO., LTD.

CYBIRD Co., Ltd., and JIMOS CO., LTD., ratified in separate meetings of the boards of directors on May 15, 2006 a share exchange agreement that will result in JIMOS becoming a wholly owned subsidiary of CYBIRD on October 1, 2006 based on a share exchange.

a. Purpose of Share Exchange

On March 1, 2005, JIMOS and CYBIRD announced a comprehensive strategic business and capital alliance aimed at developing their commerce business based on the utilization of CYBIRD's mobile-services-developed customer base. Based on that alliance, the two partners have been working toward the integration of their businesses to achieve a fusion of their areas of strength, their competitive capabilities, and their business and management resources with an eye to merging their capital (by establishing a holding company, etc.) and implementing group management. On March 14, 2006, aiming to increase profitability, CYBIRD and JIMOS concluded a basic agreement on integrating their business on an equal basis by transferring them to a holding company structure. Part of the business integration scheme, the share exchange will be used to make JIMOS a wholly owned subsidiary of CYBIRD to facilitate the shift to a holding company organization. At the same time, CYBIRD will undergo a corporate split, with the former company changing its name to CYBIRD Holdings Co., Ltd., and becoming a holding company and a newly established company taking over the name of CYBIRD Co., Ltd., and succeeding to the existing businesses of the former company. As a result, JIMOS and the newly established CYBIRD will be wholly owned subsidiaries of the holding company, CYBIRD Holdings.

b. Share Exchange Particulars

(1) Share Exchange Schedule

March 14, 2006	Fundamental agreement on business integration reached.
March 31,2006	Date set for CYBIRD regular shareholders' meeting.
April 28, 2006	Date set for JIMOS extraordinary shareholders' meeting
May 15, 2006	Conclusion of share exchange agreement.
June 29, 2006	Approval of share exchange agreement at CYBIRD regular shareholders' meetings (planned).
June 30, 2006	Approval of share exchange agreement at JIMOS extraordinary shareholders' meetings (planned).
Sept. 26, 2006	JIMOS shares delisted (planned).
Sept. 30, 2006	End of submission period for shares to be exchanged (planned).
Oct. 1, 2006	Share exchange date (planned)

(2) Share Exchange Ratios

For shareholders of JIMOS listed in the shareholder and beneficial shareholder registers at the end of the day preceding the day on which the shares are to be exchanged, CYBIRD will exchange 1.17 common shares for each JIMOS common share. However, there will be no exchange of CYBIRD shares for the 12,381 common shares of JIMOS currently held by CYBIRD.

(3) New Shares Issued by CYBIRD due to Share Exchange

Common shares: 57,545 shares

The above number of shares was determined based on a calculation using the number of common shares issued by JIMOS at March 31, 2006. This number could increase due to the exercise of stock options.

c. Outline of JIMOS CO., LTD.

Representative:	Fujio Komura
Paid-in Capital:	¥1,176 million (At Dec. 31, 2005)
Head Office:	1-4-2 Tenjin, Chuo-ku, Fukuoka

- Main Business
  Direct marketing, wholesale, direct sales support services, and other businesses
- Net Sales and Net Income (FY2005/6 (consolidated basis))
  Net Sales: ¥12,641 million Net Income: ¥753 million yen
- Assets, Liabilities, and Shareholder's equity (June 30, 2005 (consolidated basis))
  Assets: ¥6,960 million Liabilities: ¥1,874 million Shareholder's equity: ¥5,086 million

2. The Spin Off of CYBIRD's Operations Due to Corporate Split

The board of directors of CYBIRD decided in a meeting held on May 15, 2006 to convert the Company to a holding company after spinning out its existing operations into a newly established company. The effective date of the corporate split shall be October 2, 2006.

a. Purpose of Corporate Spit

The purpose of the current corporate split, in which the existing operations of the Company will be spun off to a newly established company, is to allow the formation of a holding company of which the newly established company and JIMOS CO., LTD. will become wholly owned subsidiaries.

b. Outline of Corporate Split

(1) Corporate Split Schedule

May 15, 2006	Board meeting to approve CYBIRD split plan
June 29, 2006	Approval of corporate split plan at regular shareholders' meeting (planned)
October 2, 2006	Registration date for corporate split (planned)

(2) Corporate Split Process

On October 2, 2006, CYBIRD will spin off its business operations, which will be transferred to a newly established company that will succeed to those businesses.

(3) Stock Allotment

All the 7,000 common shares issued by the newly established company upon establishment will be allotted to CYBIRD, the company being spun off.

(4) Rights and Obligations of the Newly Established Company Succeeding to CYBIRD's Businesses

As of the corporate split date, the newly established company will succeed to the asset, liabilities, contractual obligations, and other rights and obligations as defined in the separately included Corporate Split Plan. Furthermore, succession of CYBIRD's obligation to the newly established company will be made by the concomitant assumption of the obligation.

c. Details of Businesses Being Spun Off

(1) Business of Businesses Being Spun Off

The newly established company will succeed to the following businesses

(i) Mobile Content Business
(ii) Marketing Solution Business
(iii) E-Commerce Business
(iv) Advertising
(v) All related businesses

Note: 1. Figures in the Business Report have been rounded down to whole numbers.

2. Figures in financial results do not include any taxes, such as consumption tax.

Consolidated Balance Sheet

(March 31, 2006)

(Thousands of Yen)

Assets		Liabilities	
Current Assets	6,778,802	Current Liabilities	5,294,222
Cash and cash equivalents	1,946,363	Accounts payable	1,597,519
Accounts receivable	4,051,301	Short-term debt	294,747
Inventories	23,199	Accrued expenses	2,870,721
Securities	241,336	Accrued income taxes	295,156
Deferred tax assets	95,696	Accrued consumption taxes	40,774
Others	450,810	Bonus payment reserve	63,971
Allowance for doubtful accounts	(29,905)	Others	131,332
		Long-term Liabilities	515,553
Property and equipment	12,178,684	Corporate bonds	379,477
Tangible fixed assets	314,239	Long-term debt	112,237
Leasehold improvements	187,952	Reserve for employee's retirement benefits	22,327
Office equipment	126,287	Others	1,511
		Total liabilities	5,809,776
Intangible fixed assets	7,161,665	**Minority interests**	
Goodwill	6,157,484	Minority interests	723,331
Software	692,842	**Shareholders' Equity**	
Software in progress	151,603	Common stock	5,451,700
Others	159,734	Additional paid-in capital	5,508,395
		Retained earnings	1,450,860
Investments and other assets	4,702,779	Unrealized gain on stock	2,829
Investment securities	3,430,311	Foreign currency translation adjustments	10,592
Deferred tax assets	687,814		
Deposit with landlord	451,594		
Others	133,059	Total shareholder's equity	12,424,378
Total assets	18,957,486	Liability, minority interests and shareholders' equity	18,957,486

Consolidated Profit and Loss Statements

(from April 1, 2005 to March 31, 2006)

(Thousands of Yen)

	FY2005	
OPERATING INCOME(LOSS)		
Operating income		
Net sales		15,089,011
Operating expenses		
Cost of sales	9,526,737	
Selling, general and administrative expenses	5,809,444	15,336,181
Operating income		247,169
NON-OPERATING INCOME(LOSS)		
Non-operating revenues		
Interest income	7,976	
Foreign currency transaction gain	301,744	
Equity in net gains of an affiliate	35,466	
Other income	7,749	352,936
Non-operating expenses		
Interest expenses	33,999	
Share issue expense	18,720	
Subscription right trust expense	14,503	
Other expense	2,639	69,863
Ordinary profit		35,903
EXTRAORDINARY PROFIT(LOSS)		
Extraordinary Profit		
Profit on sale of investment securities	853,112	853,112
Extraordinary loss		
Appraisal loss on investment in subsidiaries	96,369	
Loss on sales of tangible fixed assets	7,639	
Impairment loss on software	79,713	
Write-down of consolidation adjustment account	396,317	
Loss on change in ownership ratio	45,521	
Restructuring expenses	108,227	
Others	76,262	810,051
Income (loss) before income taxes and minority interests		78,964
Income tax	623,861	
Prior year adjustments of income taxes	(168,802)	455,058
Gain (loss) on minority interests		232,486
Net income		143,607

Notes to Consolidated Financial Statements

1. Basis of Consolidation

   (1) Number of Consolidated Companies: 8

   AXISSOFT Corporation
   GiGAFLOPS Japan Inc.
   PLUS MOBILE COMMUNICATIONS Co., Ltd.
   CYBIRD Investment Partners Inc.
   CYBIRD Plus Mobile Fund Investment Business Limited Partnership
   CYBIRD Mobilecasting Inc.
   CYB INVESTMENT INC.
   Airborne Entertainment Inc.

   C&T Mobile Support Co., Ltd., which was included in the scope of consolidation in the previous fiscal year, was removed from the scope of consolidated due to the sale of its shares. However, the company's profit and loss statements for the period from April 1, 2005 to March 31, 2006 (assumed sold date) were consolidated.

   Since CYB INVESTMENT INC., PLUS MOBILE COMMMUNICATIONS Co., Ltd., CYBIRD Investment Partners Inc., CYBIRD Mobilecasting Inc. and CYBIRD Plus Mobile Fund Investment Business Limited Partnership were established during the interim period under review, they have been included in the scope of consolidation for the interim period under review.

   Due to the acquisition of its stock of through CYB INVESTMENT INC., Airborne Entertainment Inc. has been included in the scope of consolidation for the interim period under review.

   (2) CYBIRD Co., Ltd. has no unconsolidated subsidiaries.

2. Equity Method

   (1) CYBIRD Co., Ltd. has no unconsolidated subsidiaries accounted for by the equity method.

   (2) Number of Companies Accounted for by the Equity Method: 2

   DMOVE Co., Ltd.
   JIMOS CO., LTD.

   As a result of CYBIRD's shareholdings in JIMOS CO., LTD. exceeding 20%, the company became an affiliate accounted for by the equity method.

   Due to the sale of further shares of KLab Inc. during the interim period under review, the company is no longer an affiliate and is not being accounted for by equity method. Profit and loss to assumed sold date are included.

   (3) CYBIRD Co., Ltd. has no unconsolidated subsidiaries that cannot be accounted for by the equity method.

   (4) Reason that unconsolidated subsidiary cannot be accounted for by the equity method.

   Not applicable

   (5)Special affairs

   Among companies accounted for by the equity method, JIMOS CO., LTD., has its fiscal year end on June 30. In the preparation of the consolidated financial statements for the quarter, therefore, a balance sheet prepared using a provisional settlement of accounts for the period from January 1, 2005 to March 31, 2005 was used.

3. Fiscal years of consolidated subsidiaries, etc.

   Among CYBIRD's consolidated subsidiaries, the account closing date is December 31 for CYB INVESTMENT INC. and its consolidated subsidiary Airborne Entertainment Inc. and the CYBIRD Plus Mobile Fund. In preparing accounting documents, for consolidation, CYB INVESTMENT INC. uses its consolidated financial statements. Significant events occurring after the fiscal year end of the consolidated subsidiary but before March 31 are adjusted for as necessary. In addition, the CYBIRD Plus Mobile Fund produces trial financial statements as of the consolidation date.

   The fiscal year ends of all other consolidated subsidiaries are the same as the consolidation date.

4. Summary of Significant Accounting Policies

(1) Asset Valuation Standards and Methods

①Securities

Other Securities

Marketable securities: Valuation at cost at fair value at the end of fiscal year, with unrealized gains and losses, reported in a separate component of shareholders' equity. The cost of securities sold is determined based on the moving-average method.

Non-marketable securities: Stated at cost determined by the moving-average method.

②Derivatives: Market value method

③Inventories

Merchandise: Valuation at cost by the moving-average cost method

Work in Process: Valuation at cost by the identified cost method

(2) Depreciation Method for Depreciable Asset

①Tangible Fixed Asset: Building was valued at the straight-line method. Other tangible fixed asset was valued at the declining-balance method.

Useful lives

Leasehold improvements	8 to 50 years
Furniture and fixtures	5 to 6 years

②Intangible Fixed Asset: Software (in-house use)

Valued at the straight-line method, based on a useful life of 3 to 5 years.

Goodwill

Goodwill is amortized on a straight-line basis over 2 years to 12 years depending on the accounting standards of the country of residency. However, of total amount of goodwill amount recorded for U.S. consolidated subsidiaries, the portion other than intangible fixed assets—which can be recognized separately—is not being amortized, in accordance with Statement No. 142 of the Financial Accounting Standards Board of the United States.

(3) Accounting Methods for Deferred Assets

New share issuing expenses — All new share issuing expenses are expensed at time of disbursement.

(4) Allowance or Reserve

① Allowance for Doubtful Accounts — The allowance for doubtful accounts is stated in amounts considered to be appropriate based on the companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding.

② Bonus Payment Reserve — The bonus payment reserve is stated in amounts considered to be appropriate based on the amount of bonus forecast.

③ Allowance for Retirement Benefits — In preparation to pay retirement benefits owed employees, the Company books amount recognized as payable at the end of the fiscal year based on the expected retirement benefits obligations as of the end of the fiscal year.

(5) Converting Foreign Currency-Denominated Assets and Liabilities to Japanese Yen

Foreign currency-denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the period under review, and any differences with book value are charged as income or loss.

The assets and liabilities of overseas subsidiaries were translated to Japanese yen using the spot exchange rate of the day on which the quarter of the relevant subsidiary ends, and translation differences included in translation adjustments in shareholders' equity.

(6) Leases — With the exception of leases in which ownership is deemed to have been transferred to the lessee, financial lease transactions are accounted for as ordinary credit transactions.

(7) Others

Method of accounting for consumption taxes — Exclusion method is employed.

5. Evaluation of asset and liabilities of subsidiaries, etc.

Market value used for all items.

6. Amortization method and period for consolidation account

The consolidation account is amortized over the estimated period of investment benefits.

7. Major differences in accounting standards between parent company and consolidated subsidiaries

The financial statements of consolidated subsidiary CYB INVESTMENT INC. have been prepared in accordance with U.S. accounting standards since the company is a U.S. subsidiary. Consequently, the value of the assets and liabilities of the consolidated subsidiary have been accessed using a partial market price system. In addition, in the evaluation of goodwill, the portion other than intangible fixed assets—which can be recognized separately—is not being amortized, in accordance with Statement No. 142 of the Financial Accounting Standards Board of the United States.

Change of notes to Consolidated Financial Statements

Fixed Asset Impairment Accounting Standards

Beginning with the fiscal year under review, fixed asset impairment accounting standards (Opinion on Accounting Standards for Impairment of Fixed Assets, Business Accounting Council, August 9, 2002) and Guidelines for Practical Application of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council No.6, October 31, 2003)) have been adopted. Implementation of the new accounting standards had no impact on profits for the period.

Notes

(Notes for Consolidated Balance Sheet)

1. Accumulated depreciation of tangible fixed assets — 250,019 thousand yen
2. Unrecoverable portion of corporate bond with no market value — 159,976 thousand yen
3. Current account overdraft agreement

To enable the effective financing of operating funds and to prepare for payment on the advances to its subsidiary CYB INVESTMENT INC for the acquisition of Airborne Entertainment Inc., CYBIRD concluded a current account draft agreement with four banks that it does business with.

The overdraft balance on the current account overdraft agreement at the end of the fiscal year under review was as follows.

Overdraft ceiling
¥6,500 million
Current overdraft balance
¥ - million

4. Contingent liability

With regard to the acquisition of Airborne Entertainment Inc., the Group plans to pay previous shareholders of the company a beneficial interest in retained earnings up to US$17 million. Portions from 0% to 100% of this amount will be paid as additional amounts.

5. Number of shares issued and outstanding — Common Shares 230,767 shares

(Notes for Consolidated Income Statements)

Loss per share — ¥639

(Derivatives)

Contract amounts, etc., fair value, and unrealized gain or loss of derivative transactions

(Unit: thousands of yen)

Targeted instrument	Type of Transaction	Contract Amount	Fair Value	Unrealized Gain (Loss)
Currency	Forward exchange contracts	1,078,500	1,160,422	81,922
	Currency options			
	Put options (US$)	1,050,000	(800)	(800)
	Call options (US$)	1,110,000	55,983	55,983
Total		3,238,500	1,215,605	137,105

Note: Currency options are so-called zero cost options with no up-front costs. In addition, for the contract amount the notational principal amount is used.

Figures in Consolidated Balance Sheet, Consolidated Profit and Loss Statement and Notes have been rounded down to whole numbers.

(Translation)

Independent Auditors' Report

May 22, 2006

Board of Directors
CYBIRD Co., Ltd.

Deloitte Touche Tohmatsu
Kozo Nakagawa, Certified Public Accountant,
Representative and Engagement Partner
Masaya Shibata, Certified Public Accountant,
Representative and Engagement Partner

Pursuant to Article 19-2, Paragraph 3 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have examined the consolidated balance sheet and the consolidated statement of income, the consolidated business report of CYBIRD Co., Ltd., for the 8th Term from April 1, 2005 to March 31, 2006. The preparations of these consolidated statements are the responsibilities of the Company's management: our responsibility lies in expressing an independent opinion as to the fairness of the presentation of the statements based on our audit.

We conducted our examination of the statements in accordance with auditing standards generally accepted in Japan, which required that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The audit included auditing procedures applied to the subsidiary or the consolidated subsidiary as considered necessary.

As a result of our audit, in our opinion,
The consolidated business report presents fairly the financial position and the results of operations of CYBIRD and its consolidated subsidiaries in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

Subsequent events regarding the share exchange with JIMOS CO. LTD., and the spin off of existing operations based on the corporate split are included in the business report.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

(End of document)

(Translation)

Report of the Board of Corporate Auditors

We, the Board of Corporate Auditors, have received reports from each corporate auditor on the method and results of audit concerning the performance by the directors of their duties in respect of the consolidated financial statement (consolidated balance sheet and consolidated statement of income) for the 8th Term from April 1, 2005 to March 31, 2006, and upon deliberation produced this report. We hereby report as follows:

1. Outline of Audit Method by Corporate Auditors
   In accordance with auditing principles and areas of responsibility determined by the Board of Corporate Auditors, corporate auditors received the business report in respect of the consolidated financial statement from directors and independent auditors and audit.

2. Results of Audit
   The procedures and results of the audit conducted by the independent auditors Deloitte Touche Tohmatsu are fair and appropriate.

May 24, 2006

Board of Corporate Auditors
CYBIRD Co., Ltd.
Jun Utsumi, Full-time Corporate Auditor
Masahisa Takeyama, Corporate Auditor
Tomomi Yatsu, Corporate Auditor

Note: Corporate auditors, Jun Utsumi, Masahisa Takeyama and Tomomi Yatsu, are outside corporate auditors as stipulated in Article 18, Clause 1 of the Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan.

Consolidated Balance Sheet

(March 31, 2006)

(Thousands of Yen)

Assets		Liabilities	
Current Assets	6,786,525	Current Liabilities	4,455,240
Cash and cash equivalents	600,567	Accounts payable	1,351,533
Accounts receivable	3,233,188	Accrued payable	2,687,564
Merchandise	11,082	Accrued expenses	6,511
Work in process	167	Accrued income taxes	281,032
Advanced money	21,495	Accrued consumption taxes	10,091
Prepaid expences	94,477	Bonus payment reserve	53,360
Advance payment	2,510,864	Other	65,147
Deferred tax assets	95,696		
Others	248,891		
Allowance for doubtful accounts	(29,905)	Total liabilities	4,455,240
Property and equipment	10,849,867	**Shareholders' Equity**	
Tangible fixed assets	237,206		
Leasehold improvements	181,769	Common stock	5,451,700
Office equipment	55,436		
Intangible fixed assets	502,799	Additional paid-in capital	5,508,395
Software	457,985	Capital reserve	3,084,379
Software in progress	43,646	Additional paid-in capital	2,424,016
Telephone subscription rights	1,167	Decrease gain	2,424,016
Investments and other assets	10,109,861		
Investment securities	3,812,414	Retained earnings	1,980,917
Investment in subsidiaries	671,345	Unappropriated retained earnings for the period	1,980,917
Long-term loan	4,807,619		
Long-term advanced payment	14,655	Unrealized gain on stock	240,138
Deferred tax assets	292,274		
Deposit with landlord	419,337		
Others	92,914	Total shareholder's equity	13,181,152
Total assets	17,636,393	Liability and shareholders' equity	17,636,393

Consolidated Profit and Loss Statements

(from April 1, 2005 to March 31, 2006)

(Thousands of Yen)

	FY2005	
OPERATING INCOME(LOSS)		
Operating income		
Net sales		12,731,139
Operating expenses		
Cost of sales	8,164,788	
Selling, general and administrative expenses	4,119,540	
Operating income		446,809
NON-OPERATING INCOME(LOSS)		
Non-operating revenues		
Interest income	13,287	
Interest earned	14,918	
Foreign currency transaction gain	313,532	
Other income	8,237	349,975
Non-operating expenses		
Share issue expenses	18,720	
Subscription right trust expense	14,503	
Other expense	15	33,239
Ordinary profit		763,545
EXTRAORDINARY PROFIT(LOSS)		
Extraordinary Profit		
Profit on sale of investment securities	923,000	923,000
Extraordinary loss		
Loss on sales of tangible fixed assets	6,124	
Impairment loss on software	70,556	
Retirement loss on investment in subsidiaries	209,660	
Appraisal loss on investment in subsidiaries	578,391	864,732
Income (loss) before income taxes and minority interests		821,813
Income tax	610,667	
Income taxes in prior years	(168,802)	441,864
Net income (loss)		379,948
Unappropriated retained earnings brought forward		1,600,968
Unappropriated income for the current year		1,980,917

Significant Accounting Policies

1.	Basis and method of evaluating securities	
	(1) Shares in subsidiaries and affiliates:	Valuation at cost by the moving-average method
	(2) Other Securities	
	a. Securities with market value	Stated at market value based on market price, etc., at fiscal year end. Gain or loss on evaluation is fully booked to capital and sale price is calculated using the moving average method.
	b. Securities without market value	Stated at cost determined by the moving average method
2.	Basis and method of derivatives	Market value method
3.	Basis and method of evaluation inventories	
	(1) Merchandise	Valuation at cost by moving-average cost method
	(2) Work in process	Valuation at cost by identified cost method
4.	Method of accounting for depreciation and amortization of fixed assets	
	(1) Tangible fixed assets	Computed by the declining-balance method As for Leasehold improvements (excluding annexed facilities), computed by the straight-line method Useful Lives : Leasehold improvements: 8 to 50 years Office Equipment: 5 to 6 years
	(2) Intangible fixed assets	
	Software (used internally in CYBIRD)	Calculated by the straight-line method with a limited usage period of three years
5.	Method of deferred assets	
	New share issuing expenses	All new share issuing expenses are expensed at time of disbursement.
6.	Converting Foreign Currency-Denominated Assets and Liabilities to Japanese Yen	Foreign currency-denominated assets and liabilities are converted into Japanese yen at the spot exchange rate on the accounting settlement date of the period under review, and any differences with book value are charged as income or loss.
7.	Accounting for allowance	
	(1) Allowance for doubtful accounts	An allowance for doubtful account is provided for based on the estimated value of irrecoverable debts. For general receivables, the amount provided for is calculated based on historical bad debt ratios such as actual write-off rates. In addition, allowance is provided against specific receivables based on a evaluation of the collectability.
	(2) Bonus payment reserve	Bonus payment reserve is stated based on the projected values considered to be appropriate based on the expected amount of bonus for the following fiscal year.
8.	Accounting for Lease	With the exception of leases in which ownership is deemed to have been transferred to the lessee, financial lease transactions are accounted for as ordinary credit transactions.
9.	Accounting for consumption tax	Consumption tax is eliminated from the amount of recorded transaction.

Change of Accounting Policies

Fixed Asset Impairment Accounting Standards

Beginning with the fisdal year under review, fixed asset impairment accounting standards (Opinion on Accounting Standards for Impairment of Fixed Assets, Business Accounting Council, August 9, 2002) and Guidelines for Practical Application of Accounting Standards for Impairment of Fixed Assets (Business Accounting Council No.6, October 31, 2003)) have been adopted. Implementation of the new accounting standards had no impact on profits for the period.

Notes to the Balance Sheet

1. Monetary receivables from and payable to the Company's subsidiaries are as follows:
   (1) Short-term monetary receivables: 2,513,689 thousand yen
   Long-term monetary receivables: 4,820,327 thousand yen
   (2) Short-term monetary payables: 79,535 thousand yen
2. Accumulated depreciation of tangible fixed assets 99,168 thousand yen
3. Unrecoverable portion of corporate bond with no market value
   159,976 thousand yen
4. Increase in net assets stipulated in Article 124, Clause 3 of the Commercial Code
   240,138 thousand yen
5. Current account overdraft agreement

   To enable the effective financing of operating funds and to prepare for payment on the advances to its subsidiary CYB INVESTMENT INC for the acquisition of Airborne Entertainment Inc., CYBIRD concluded a current account draft agreement with four banks that it does business with.

   The overdraft balance on the current account overdraft agreement at the end of the fiscal year under review was as follows.

   Overdraft ceiling
   ¥6,500 million
   Current overdraft balance
   - million yen
6. Contingent liability

   With regard to the acquisition of Airborne Entertainment Inc., the Group plans to pay previous shareholders of the company a beneficial interest in retained earnings up to US$17 million. Portions from 0% to 100% of this amount will be paid as additional amounts through its U.S. subsidiary, CYB INVESTMENT INC.
7. Major Lease Assets

   Other than the fixed assets which appear on the balance sheets, office equipment, other appliances and software are leased assets.

Notes to the Profit and Loss Statements

1. Transactions with subsidiaries
   (1) Operational transactions
   Sales 45,403 thousand yen
   Other cost of goods 969,315 thousand yen
   SG&A 127,552 thousand yen
   (2) Non-operational transactions
   Interest on loans 12,708 thousand yen
   Others 6,000 thousand yen
2. Net earnings per share 1,693 yen

Notes to Derivatives

(Unit: thousands of yen)

Targeted	Type of Transaction	Contract	Fair Value	Unrealized
Currency	Forward exchange contracts	1,078,500	1,160,422	81,922
	Currency options			
	Put options (US$)	1,050,000	(800)	(800)
	Call options (US$)	1,110,000	55,983	55,983
Total		3,238,500	1,215,605	137,105

Note: Currency options are so-called zero cost options with no up-front costs. In addition, for the contract amount the notational principal amount is used.

Tax Effect Accounting

1. Significant components of deferred tax assets

	(thousand yen)
Deferred tax assets (current)	
Unrecognized losses on doubtful accounts	28,743
Amounts exceeding allowable provisions for allowance for bonus	21,877
Unrecognized amounts of enterprise tax payal	28,378
Others	16,696
Deferred tax assets (current)	95,696
Deferred tax assets (fixed)	
Amounts exceeding allowable losses on software	212,815
Unrecognized appraisal amounts of investment securities	16,365
Unrecognized evaluation loss on shares of subsidiaries	245,399
Unrecognized loss on sale of shares of subsidiaries	85,960
Unrecognized R&D expenses	75,363
Others	3,677
Subtotal	639,583
Allowance account	(180,433)
Deferred tax assets (fixed)	459,150
Deferred tax liabilities (fixed)	
Unrealized gain on stock	(166,875)
Deferred tax assets (fixed)	(166,875)
Total deferred tax assets (fixed)	292,274

2. Significant components of adjustments to the tax rate

Statutory tax rate	41.0 %
(Adjusted)	
Non-deductible expenses	3.0
Local tax on per capita basis	0.6
Corporate tax reduction	(10.5)
Increase in evaluable reserves	21.0
Others	(1.3)
Effective tax rate after tax effect accounting adjustments	53.8 %

Figures and percentages in the balance sheet, profit and loss statements, and notes to the statements have been rounded down to whole numbers.

Proposal for Appropriation of Retained Earnings

(yen)

Item	Amount
Unappropriated retained earnings appropriations	
Unappropriated retained earnings for the year	1,980,917,511
Earnings appropriated as dividends	
167 yen per share	38,538,089
Profits brought forward	1,942,379,422
Other capital surplus appropriations	
Other capital surplus	2,424,016,391
Other capital surplus brought forward	2,424,016,391

(Translation)

Independent Auditors' Report

May 22, 2006

Board of Directors
CYBIRD Co., Ltd.

Deloitte Touche Tohmatsu
Kozo Nakagawa, Certified Public Accountant,
Representative and Engagement Partner
Masaya Shibata, Certified Public Accountant,
Representative and Engagement Partner

Pursuant to Article 2, Paragraph 1 of the "Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan, we have examined the balance sheet, the statement of income, the business report (with respect to accounting matters only), the proposed appropriation of retained earnings and the supplementary schedules (with respect to accounting matters only) of CYBIRD Co., Ltd., for the 8th Term from April 1, 2005 to March 31, 2006. The accounting matters included in the business report and supplementary schedules referred to above are based on the Company's and its subsidiary's account books. The preparation of these statements and supplementary schedules are the responsibilities of the Company's management: our responsibility lies in expressing an independent opinion as to the fairness of the presentation of the statements and supplementary schedules based on our audit.

We conducted our examination of the statements in accordance with auditing standards generally accepted in Japan, which required that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement and supplementary schedules presentation. We believe that our audit provides a reasonable basis for the opinion expressed above. The audit included auditing procedures applied to the subsidiary as considered necessary.

As a result of our audit, in our opinion,

(1) The balance sheet and the statement of income present fairly the financial position and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,
(2) The business report (with respect to accounting matters only) presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation,
(3) The proposed appropriations of retained earnings are in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation, and
(4) The supplementary schedules (with respect to accounting matters only) present fairly the information and we have found no matters that must be reported under the Commercial Code of Japan.

Subsequent events regarding the share exchange with JIMOS CO. LTD., and the spin off of existing operations based on the corporate split are included in the business report.

Our firm and the engagement partners do not have any financial interest in the Company for which disclosure is required under the provisions of the Certified Public Accountants Law.

(End of document)

(Translation)

Report of the Board of Corporate Auditors

We, the Board of Corporate Auditors, have received reports from each corporate auditor on the method and results of audit concerning the performance by the directors of their duties during the 8th Term from April 1, 2005 to March 31, 2006, and upon deliberation produced this report. We hereby report as follows:

1. Outline of Audit Method by Corporate Auditors

   In accordance with auditing principles and areas of responsibility determined by the Board of Corporate Auditors, corporate auditors attended meetings of the Board of Directors and other meetings of importance, received the business report from directors, examined important documents, and conducted audits of the operations and financial position of head office and principal facilities. With respect to the Company's subsidiary, corporate auditors received reports on operations from directors and employees of the subsidiary and, when necessary, visited the subsidiary to receive reports on their operations, and inspected their operations and financial position. Furthermore, corporate auditors received a report from the independent auditors on their audit and examined the statements and supplementary schedules thereof.

   In addition to the auditing procedures mentioned above, corporate auditors, if necessary, received from directors and employees reports on and examined related documentation in connection with (a) transactions by a director in competition with the Company, (b) transactions between a director and the Company in which the director and the Company have a conflicting interest, (c) any presentation by the Company of proprietary benefit without consideration, (d) any irregular transactions between the Company and the subsidiary or shareholders of the Company, and (e) acquisition and disposition of treasury stock.

2. Results of Audit

   (1) The procedures and results of the audit conducted by the independent auditors Deloitte Touche Tohmatsu are fair and appropriate.

   (2) The business report presents fairly the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation.

   (3) Taking into consideration the Company's financial position and other circumstances, we have found no matters that must be reported concerning the Proposal for Appropriation of Retained Earnings.

   (4) The supplementary schedules present fairly the information for which disclosure is required and we have found no matters that must be reported in respect thereof.

   (5) We have found no improper acts by directors in the performance of their duties or any material facts, including those related to the Company's subsidiary, in connection with the performance of their duties that constitute any violation of applicable laws or the Articles of Incorporation.

   We have also found no breach of duty among directors regarding (a) transactions by a director in competition with the Company, (b) transactions between a director and the Company in which the director and the Company have a conflicting interest, (c) any presentation by the Company of proprietary benefit without consideration, (d) any irregular transactions between the Company and the subsidiary or shareholders of the Company, and (e) acquisition and disposition of treasury stock.

May 24, 2006

Board of Corporate Auditors
CYBIRD Co., Ltd.
Jun Utsumi, Full-time Corporate Auditor
Masahisa Takeyama, Corporate Auditor
Tomomi Yatsu, Corporate Auditor

Note: Corporate auditors, Jun Utsumi, Masahisa Takeyama and Tomomi Yatsu, are outside corporate auditors as stipulated in Article 18, Clause 1 of the Law Concerning Special Measures under the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki-Kaisha)" of Japan.

(End of document)

CYBIRD

JASDAQ

URL : http://www.cybird.co.jp/investor/

News Release

June 19, 2006

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
Chairman and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
81-3-5785-6111

Notice regarding Investment to U.S. Subsidiary CYB INVESTMENT INC.

Tokyo, Japan, June 19, 2006 --- CYBIRD Co., Ltd. announced that in a meeting of the board of directors held today, the Company decided to extend a further investment in the amount of US$43.3 million to CYB INVESTMENT INC., a consolidated, wholly owned subsidiary of CYBIRD's International Division. At the same time, the Company has decided to collect on its previous loan to the subsidiary in the amount of US$40.5 million.

Through the replacement of the investment, which will avoid any exchange rate losses that the Company's loan to the subsidiary could be exposed to in future, CYBIRD is seeking to increase stability in its consolidated and non-consolidated performances. Details are as follows.

1. Reason for Measure

In June 2005, CYBIRD established CYB INVESTMENT INC. as a wholly owned subsidiary to be its base for promoting international business in North America. Through this subsidiary, CYBIRD acquired local content provider Airborne Entertainment Inc., converting it to one of the Company's subsidiaries. At that time, CYBIRD made a loan in the amount of US$40 million to CYB INVESTMENT to cover part of the costs of the acquisition of share of Airborne Entertainment. Primarily to avoid exposure to future exchange rate risk, the Company is now making a new investment in the amount of US$43.3 million and collecting on the previous loan.

2. Outline of CYB INVESTMENT INC.

①	Name	CYB INVESTMENT INC.
②	Representative	Yosuke Iwai (Executive Vice President, General Manager of International Division, CYBIRD)
③	Address	2711 Centerville Road, Suite 400, City of Wilmington, Country of New Castle, DE 19808
④	Establishment	June 25, 2005
⑤	Main business	International business promotion in North America
⑥	Fiscal year-end	December 31
⑦	Paid-in capital	US$10,000 (Before replacement of loan)
⑧	Outstanding shares	10,000 shares (Before replacement of loan)
⑨	Major shareholder	CYBIRD 100%

3. Investment Schedule

(1)	June 19, 2006	Meeting of board of directors
(2)	June 30, 2006	Payment date (planned)

4. Outline of Investment

(1) Method of Investment: CYB INVESTMENT INC. will issue 43,300,000 common shares, of which CYBIRD will acquire 100%.

(2) Investment Amount US$43.3 million

(3) Outlay by CYBIRD 100%

(4) Paid-in Capital, Outstanding Shares, and Ownership of CYB INVESTMENT INC.

	Before investment replacement	After investment replacement
Paid-in capital	(Common stock) US$1 (Capital surplus) US$9,999	(Common stock) US$4,331 (Capital surplus) US$43,305,669
Outstanding shares	10,000 shares	43,310,000 shares
Ownership	CYBIRD 100%	CYBIRD 100%

5. Impact of Scheme on CYBIRD's Non-Consolidated Balance Sheet

(1) The Company currently is extending a loan in the amount of US$40.5 million to CYB INVESTMENT INC.

(2) The Company will make another investment in the amount of US$43.3 million, including US$2.8 million for working capital, to CYB INVESTMENT INC.

(3) At the same time, CYB INVESTMENT INC. will repay the original loan in the amount of US$40.5 million (US$40.5 million loan eliminated from balance sheet)

(4) As a result of the scheme, the original long-term loan to the subsidiary will be eliminated from CYBIRD's nonconsolidated balance sheet, and the amount newly booked under "Investment in stock of affiliated company."


(Before)
CYBIRD Co., Ltd.
(Non-consolidated)
(Assets)
Long-term loan
US$40.5Mil
Subsidiary stock
US$0.01Mil
CYB INVESTMENT INC.
(Liabilities)
Loan
US$40.5Mil
(Shareholders' Equity)
Com. stock and cap. surplus
US$0.01Mil
(After)
CYBIRD Co., Ltd.
(Non-consolidated)
(Assets)
Subsidiary stock
US$43.3Mil
CYB INVESTMENT INC.
(Shareholders' equity)
Com. stock and cap. surplus
US$43.3Mil

6. Impact on CYBIRD's Performance

Because this measure prevents any impact on performance from losses resulting from the exchange rate risk that the Company's loan to the subsidiary had been previously exposed to, the Company's consolidated and nonconsolidated performance will be more stable starting with the second quarter of the current fiscal year. Consequently, this measure will have no effect on the performance forecasts for the fiscal year ended March 2007 announced on May 25, 2006.

(End of document)

(Summary English Translation)

During Fiscal Year 2005 (8th Fiscal Year)

Business Report

From April 1, 2005 through March 31, 2006

CYBIRD Co., Ltd.

To Our Shareholders

This section includes a greeting and report of results operation of FY2005 from Kazutomo Robert Hori, Chairman and CEO and an illustration of business integration with JIMOS CO., LTD.

Financial Condition and Results of Operation

Results of Operation

Mobile Content Business

Sales of this segment have increased 1,432 million yen (-3.5%) from same period of previous year, to 10,808 million yen.

Marketing Solution Business

Sales of this segment have increased 478 million yen (-0.4%) from same period of previous year, to 3,074 million yen.

E-Commerce Business

Sales of this segment have decreased 224 million yen (-2.2%) from same period of previous year, to 253 million yen.

Advertising Business (Starting from this FY)

Sales of this segment amounted to 67 million yen.

International Business

Sales of this segment have increased 847 million yen (5.6%) from same period of previous year, to 885 million yen.

Financial Highlight

This section shows major financial indicators;

1) Net sales (Consolidated / Non-consolidated)
2) Sales by business segment / % of consolidated sales
3) Total assets / Net assets / Equity ratio (Consolidated)
4) Ordinary income / Net income / Earnings per share (Consolidated)
5) Ordinary income / Net income / Earnings per share (Non-consolidated)

Financial Statements

Consolidated Balance Sheets (Summarized)

(Thousands of yen, Round down) (%)

	March 31, 2006	March 31, 2005	Changes
Assets			
I Current assets:			
Cash and cash equivalents	1,946,363	3,468,402	
Bills and accounts receivable	4,051,301	3,341,895	
Marketable securities	241,336	50,000	
Inventories	23,199	62,733	
Deferred tax assets	95,696	165,156	
Others	450,810	144,548	
Allowance for doubtful accounts	(29,905)	(33,143)	
Total current assets	**6,778,802**	**7,199,594**	**(5.8)**
II Property and equipment:			
Tangible fixed assets:			
Leasehold improvements	187,952	212,754	
Others	126,287	78,361	
Total tangible fixed assets	**314,239**	**291,116**	**7.9**
Intangible fixed assets:			
Software	692,842	705,869	
Software in progress	151,603	201,772	
Goodwill	6,157,484	-	
Conso. adjustment accounts	-	328,922	
Others	159,734	4,661	
Total intangible fixed assets	**7,161,665**	**1,241,225**	**477.0**
Investment and other assets:			
Investment securities	3,430,311	2,680,857	
Deferred tax assets	687,814	220,337	
Deposit with landlord	451,594	374,769	
Others	133,059	62,321	
Allowance for doubtful accounts	-	(3,202)	
Total investment and other assets	**4,702,779**	**3,335,083**	**41.0**
Total property and equipment	**12,178,684**	**4,867,424**	**150.2**
Total	**18,957,486**	**12,067,019**	**57.1**

Consolidated Balance Sheets (Summarized)

(Thousands of yen, Round down) (%)

	March 31, 2006	March 31, 2005	Changes
Liabilities:			
I Current liabilities:			
Accounts payable	1,597,519	1,289,920	
Short-term debt	140,006	146,496	
Current portion of long-term debt	104,741	74,836	
Current portion of corporate bonds	50,000	50,000	
Accrued expenses	2,870,721	541,292	
Accrued income taxes	295,156	874,905	
Accrued consumption taxes	40,774	45,422	
Bonus payment reserve	63,971	142,815	
Others	131,332	108,282	
Total current liabilities	**5,294,222**	**3,273,971**	**61.7**
II Long-term liabilities:			
Corporate bonds	379,477	100,000	
Long-term debt	112,237	55,874	
Reserve for employee's retirement benefits	22,327	32,291	
Others	1,511	-	
Total Long-term liabilities	**515,553**	**188,165**	**173.9**
Total liabilities	**5,809,776**	**3,462,136**	**67.8**
Minority interests:			
Minority interests	**723,331**	**506,632**	**42.7**
Shareholders' Equity:			
I Common stock	**5,451,700**	**3,267,415**	**66.8**
II Additional paid-in capital	**5,508,395**	**3,324,110**	**65.7**
III Retained earnings	**1,450,860**	**1,663,353**	**(12.7)**
IV Unrealized gain in available-for-sale securities	**2,829**	**(156,630)**	**-**
V Foreign currency translation adjustments	**10,592**	**-**	**-**
Total shareholders' equity	**12,424,378**	**8,098,249**	**53.4**
Total	**18,957,486**	**12,067,019**	**57.1**

Consolidated Income Statement (Summarized)

(Thousands of yen, Round down) (%)

	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)	FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)	Changes
Net Sales	**15,089,011**	**12,488,383**	**20.8**
Cost of Sales	9,526,737	7,569,874	25.9
Gross Profit	**5,562,274**	**4,918,508**	**13.1**
Sales, general and administrative Expenses	5,809,444	4,200,456	38.3
Operating Income	**(247,169)**	**718,052**	**(134.4)**
Non-operating income	352,936	26,975	-
Non-operating expenses	69,863	23,837	193.1
Ordinary Income	**35,903**	**721,189**	**(95.0)**
Extraordinary profit	853,112	1,917,748	(55.5)
Extraordinary loss	810,051	251,758	221.8
Income Before Income (loss) Taxes and Minority Interests	78,964	2,387,179	(96.7)
Income Taxes	623,861	897,138	(30.5)
Prior year adjustments of income taxes	(168,802)	4,048	-
Loss on minority interests	(232,486)	(33,806)	587.7
Net Income (Loss)	**(143,607)**	**1,519,799**	**(109.4)**

Consolidated Cash Flow Statements (Summarized)

	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)	FY ended March 31, 2005 (From April 1, 2004 To March 31, 2005)
	thousands of yen	thousands of yen
Cash flow from operating activities	**(1,628,280)**	**597,457**
Cash flow from investing activities	**(4,919,438)**	**(1,029,315)**
Cash flow from financing activities	**5,064,422**	**503,766**
Foreign currency translation adjustment	**(72,752)**	**38**
Net increase (decrease) in cash and cash equivalents	**(1,556,047)**	**71,947**
Cash and cash equivalents at the beginning of period	**3,253,984**	**3,182,036**
Cash and cash equivalents at the end of period	**1,697,936**	**3,253,984**

Appropriate Statements

	FY ended March 31, 2006 (From April 1, 2005 To March 31, 2006)	FY ended March 31, 2005 (From April 1, 2004 To March, 2005)
	thousands of yen	thousands of yen
I. Unappropriated income for the period	1,980,917	1,669,855
II. Dividend	38,538	68,886
III. Income carried forward	1,942,379	1,600,968

Topics

This section covers a launching 'Nittere NEWS24 Keitai Service', free distribution service of moving image news for mobile etc.

Stock Information (as of March 31, 2006)

This section outlines the number of outstanding shares, number of shareholders, names of major shareholders and other shareholder information.

Corporate Profile (as of March 31, 2006)

This section mentions the name, date of establishment, amount of capital and sales, number of employees, description of business, names of board members, banks of account, affiliated associations, and name of companies of consolidated CYBIRD group.